Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Year to Date Sept. 30, 2015	Year ended Dec. 31,
(dollar amounts in millions)		2014	2013	2012	2011	2010
Earnings
Income from continuing operations before income taxes	$3,364	$3,563	$3,777	$3,357	$3,685	$3,754
Net (income) attributable to noncontrolling interests	(61)	(84)	(81)	(78)	(53)	(63)

Income from continuing operations before income taxes attributable to shareholders of The Bank of New York Mellon Corporation	3,303	3,479	3,696	3,279	3,632	3,691
Fixed charges, excluding interest on deposits	276	380	349	484	480	519

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits applicable to the shareholders of The Bank of New York Mellon Corporation	3,579	3,859	4,045	3,763	4,112	4,210
Interest on deposits	32	83	105	154	241	131

Income from continuing operations before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$3,611	$3,942	$4,150	$3,917	$4,353	$4,341

Fixed charges
Interest expense, excluding interest on deposits	$194	$271	$238	$380	$363	$414
One-third net rental expense (a)	82	109	111	104	117	105

Total fixed charges, excluding interest on deposits	276	380	349	484	480	519
Interest on deposits	32	83	105	154	241	131

Total fixed charges, including interests on deposits	$308	$463	$454	$638	$721	$650
Preferred stock dividends (b)	$49	$73	$64	$18	$—	$—

Total fixed charges and preferred stock dividends, excluding interest on deposits	$325	$453	$413	$502	$480	$519

Total fixed charges and preferred stock dividends, including interest on deposits	$357	$536	$518	$656	$721	$650

Earnings to fixed charges ratios
Excluding interest on deposits	12.97	10.16	11.59	7.77	8.57	8.11
Including interest on deposits	11.72	8.51	9.14	6.14	6.04	6.68
Earnings to fixed charges and preferred stock dividends ratios (b)
Excluding interest on deposits	11.01	8.52	9.79	7.50	8.57	8.11
Including interest on deposits	10.11	7.35	8.01	5.97	6.04	6.68

(a)	The proportion deemed representative of the interest factor.
(b)	Dividends were paid in 2015, 2014, 2013 and 2012 on the Series A and Series C preferred stock, which were issued in 2012. Dividends paid in 2015, 2014 and 2013 also include the Series D preferred stock, which was issued in 2013. Dividends paid in 2015 also include the Series E preferred stock, which was issued in 2015.